NEWS RELEASE

BRIGHTSTAR LOTTERY PLC REPORTS
THIRD QUARTER 2026 RESULTS

•Third quarter revenue of $607 million impacted by higher non-cash service revenue amortization

•Operational growth drivers accelerated, driving 4% expansion, led by global product sales and other service revenue

•Income from continuing operations of $45 million; Adjusted EBITDA of $289 million in line with expectations bolstered by improved product sales mix and cost efficiencies

•Over $200 million deployed for cash dividends and share repurchases year-to-date through November 9

•Updating revenue and Adjusted EBITDA outlook for the year; maintaining cash from operations outlook

LONDON – November 10, 2026 – Brightstar Lottery PLC (NYSE:BRSL) (“Brightstar” or the "Company") today reported financial results for the third quarter ended September 30, 2026. Today, at 8:00 a.m. EST, management will host a conference call and webcast to present the results; access details are provided below.

"Our third quarter and year-to-date performance reflect the breadth of the products and services we provide around the world and the progress we are making against our strategic priorities,” said Vince Sadusky, CEO of Brightstar. “Revenue and profit were in line with our expectations, even as we invest to strengthen our contract portfolio, expand our technology and service offerings, and accelerate game and product innovation. We remain confident in our ability to leverage our leading market positions, technology capabilities, and customer relationships to drive sustainable growth and shareholder value."

“Operational growth drivers are contributing at an accelerated pace, reinforcing our medium-term growth outlook,” said Max Chiara, CFO of Brightstar. “Our profitability is strong and resilient as we remain focused on disciplined execution and cost efficiencies. Leverage is within our targeted range and we are committed to returning capital to shareholders."

Overview of Consolidated Third Quarter 2026 Results

	Quarter Ended		Y/Y Change	Constant Currency Change
All amounts from continuing operations	September 30,
	2026	2025
($ in millions, except per share data)
GAAP Financials:
Revenue	607	629	(4)%	(3)%

Income from continuing operations	45	95	(53)%
Income (loss) from continuing operations margin	7.4%	15.0%

Earnings per share - diluted	$0.12	$0.29	(60)%

Net cash provided by (used for) operating activities	73	(445)	NM

Cash and cash equivalents	538	1,599	(66)%

Non-GAAP Financial Measures:
Adjusted EBITDA	289	294	(2)%	(1)%
Adjusted EBITDA margin	47.5%	46.7%

Adjusted EPS	$0.10	$0.36	(73)%

Free cash flow	(8)	(509)	98%

Net debt	3,842	2,572	49%

Note: Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures, and other disclosures regarding non-GAAP financial measures, are provided at the end of this news release

Financial Highlights
Revenue of $607 million, down 4% from $629 million in the prior year
•Key drivers of growth include:
•Product sales of retail hardware, software, and instant tickets
•Higher other service revenue, primarily from software services for new contracts and extensions outside the U.S. and Italy
•Italy B2C expansion
•Offsets to growth include:
•Higher service revenue amortization related to the new Italy Lotto license
•Lower same-store sales, primarily due to U.S. multi-state jackpot performance
•U.K. service contract transition
•Foreign currency translation
Revenue was $1.78 billion in the year-to-date period of 2026, down 4% versus $1.84 billion in 2025 as increases in product sales and other service revenue were more than offset by increased service revenue amortization and the transition of the UK contract.

Income from continuing operations was $45 million compared to $95 million in the prior-year period, primarily resulting from:
•Higher service revenue amortization related to the new Italy Lotto license

•Items listed as drivers of growth and offsets to growth in Adjusted EBITDA below
•Increased net interest expense, primarily due to lower interest income
•Year-over-year decrease was partially offset by a reduced provision for income taxes
Income from continuing operations for the year-to-date 2026 period was $164 million versus $43 million in 2025 primarily driven by:
•Non-cash impact of fluctuations in the EUR/USD FX rate on the Company’s debt balances
•Improvement in the effective tax rate and benefit of a discrete tax item in the second quarter of 2026
•Key drivers of and offsets to year-over-year AEBITDA increase described below

Adjusted EBITDA of $289 million versus $294 million in the prior-year period
•Key drivers of growth include:
•Higher global product sales and improved margin mix
•Profit flow-through from other service revenue
•Cost efficiencies
•Offsets to growth include:
•Lower same-store sales, primarily due to U.S. multi-state jackpot performance
•Investments in growth initiatives
•U.K. service contract transition
•One-time expense recoveries recognized in prior year
•Foreign currency translation
Adjusted EBITDA was $861 million in the year-to-date period of 2026, up 5% versus $818 million in 2025 due to:
•Higher product sales and improved margin mix on sales
•Increased other service revenue and associated profit flow-through
•OPtiMa-driven cost efficiencies & expense recoveries
•Partial offsets to growth include the UK contract transition and investments in growth initiatives

Diluted net income per share from continuing operations for the third quarter was $0.12 compared to $0.29 in the prior year due to drivers of the year-over-year change in income from continuing operations described above. Adjusted EPS from continuing operations for the third quarter was $0.10 compared to $0.36 in the prior year, primarily driven by the non-cash impact of higher service revenue amortization.
•Diluted net income per share and Adjusted EPS from continuing operations include $43 million ($0.23 per share) of Brightstar's portion, net of tax, of service revenue amortization compared to $23 million ($0.12 per share) in 2025.
Diluted net income per share from continuing operations for the year-to-date period of 2026 was $0.49 versus a loss of $0.31 in the same period of 2025 due to drivers of year-over-year improvement in income from continuing operations described above as well as net income attributable to non-controlling interests. Adjusted EPS from continuing operations for the year-to-date period of 2026 was $0.34 versus $0.55 for 2025 primarily due to the non-cash impact of higher service revenue amortization.
•Diluted net income per share and Adjusted EPS from continuing operations for the year-to-date-period include $130 million ($0.70 per share) of Brightstar's portion, net of tax, of service revenue amortization compared to $68 million ($0.34 per share) in 2025.

Net debt was $3.8 billion compared to $2.7 billion at December 31, 2025, reflecting the final Italy Lotto payment made earlier this year. Net debt leverage was 3.30x.

Cash and Liquidity Update
Total liquidity was $1.9 billion as of September 30, 2026, including approximately $0.5 billion in unrestricted cash and $1.3 billion in additional borrowing capacity from undrawn credit facilities.

Other Developments
The Company's Board of Directors declared a quarterly cash dividend of $0.23 per common share, with a record date of November 24, 2026 and a payment date of December 8, 2026.

In September 2026, the Company issued €500 million of 4.875% Senior Secured Notes due September 2032. The Company used proceeds from the sale of the Notes to (i) repurchase €342 million ($393 million) of its outstanding €500 million 2.375% Senior Secured Notes due April 2028, (ii) pay certain debt issuance costs incurred in connection with the transaction described above and (iii) repay €155 million ($176 million) of utilizations under its revolving credit facilities.

Financial Outlook
Updating FY’26 revenue and Adjusted EBITDA; reaffirming cash from operations outlook.
Current outlook includes the below expectations:
•Revenue of $2.435 - $2.455 billion vs. prior expectation of $2.50 - $2.55 billion:
•Includes mid-single digit increase from operational growth drivers in the second half of the year
•Reflects updated second half same-store sales expectations, timing of certain Italy B2C expansion efforts, and FX impact
•Approximately $175 million in incremental Italy Lotto-related service revenue amortization impacts reported growth
•Adjusted EBITDA of $1.14 - $1.16 billion vs. prior expectations of $1.16 - $1.19 billion, primarily on updated FX
•Net cash used in operating activities of approximately $900 million includes €1.43 billion or $1.67 billion related to final Italy Lotto license payment; approximately $750 million in cash from operations excluding Italy Lotto license payment; these are consistent with prior expectations
•Capital expenditures of approximately $450 million vs. prior expectation of approximately $450 - $475 million
•Current outlook assumes a EUR/USD rate of 1.12 in the fourth quarter of 2026 and 1.15 for the full year 2026; prior outlook assumed a EUR/USD rate of 1.17 for the fourth quarter and full year

Earnings Conference Call and Webcast
November 10, 2026, at 8:00 a.m. EST

To register to participate in the conference call, or to listen to the live audio webcast, please visit the "Events Calendar" on Brightstar’s Investor Relations website at www.brightstarlottery.com. A replay will be available on the website following the live event.

Comparability of Results
All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Amounts reported in millions are computed based on amounts in thousands. As a result, the sum of the components may not equal the total amount reported in millions due to rounding. Certain columns and rows within tables may not add due to the use of rounded numbers. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts.

About Brightstar Lottery PLC
Brightstar Lottery PLC (NYSE: BRSL) is a global leader in lottery focused on innovation and forward-thinking strategies, building on our renowned expertise in delivering secure technology and producing reliable, comprehensive solutions for our customers. As a premier pure play global lottery company, our best-in-class lottery operations, retail and digital solutions, and award-winning lottery games enable our customers to achieve their goals, entertain players and distribute meaningful benefits to communities. Brightstar has a well-established local presence and is a trusted partner to governments and regulators around the world, creating value by adhering to the highest standards of service, integrity, and responsibility. Brightstar serves nearly 90 lottery customers and their players on six continents. It is the primary technology provider to 26 of the 46 lottery jurisdictions in the U.S. and eight of the world’s 10 largest lotteries with central systems. Brightstar has approximately 6,000 employees. For more information, please visit www.brightstarlottery.com.

Cautionary Statement Regarding Forward-Looking Statements

This release contains forward‑looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward‑looking statements include, but are not limited to, statements regarding Brightstar Lottery PLC’s (the “Company”) future financial and operating performance, medium-term growth outlook, planned investments in growth initiatives, the expansion of digital and consumer offerings in Italy, and the Company’s ability to leverage its market positions, technology capabilities and customer relationships to drive sustainable growth and shareholder value, and the Company’s expectation of maintaining leverage within its targeted range. Forward‑looking statements include, without limitation, statements regarding expected or reaffirmed FY’26 revenue, Adjusted EBITDA, cash from operations, net cash used in operating activities, capital expenditures, operational growth driver contribution, as well as assumptions underlying such guidance, including EUR/USD exchange-rate assumptions, expected benefits from cost efficiencies, and anticipated shareholder returns, including the expected payment of the declared quarterly dividend and any future share repurchases. Forward‑looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “may,” “will,” “target,” “reaffirm,” “outlook,” “guidance,” “refine,” or similar expressions. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties include, among others: changes in economic, competitive, regulatory, and political conditions; risks related to contract awards, renewals, transitions, launches, and execution; reliance on regulatory approvals and timing; risks associated with digital execution, technology initiatives, and product development; inflationary pressures; interest rate and foreign exchange volatility, including changes in EUR/USD rates from the assumptions used in the Company’s FY’26 outlook; changes in consumer behavior, including lottery wager levels, same-store sales, jackpot activity, and game performance; capital market conditions, including credit ratings, refinancing availability, revolving credit facility availability, and the cost of debt; and the risk factors described in the Company’s most recent Annual Report on Form 20‑F and other filings with the SEC. Forward‑looking statements speak only as of the date they are made. Except as required by law, the Company undertakes no obligation to update or revise any forward‑looking statements, whether as a result of new information, future events, or otherwise. Nothing in this release should be relied upon as a guarantee of future performance. Investors should not place undue reliance on guidance, outlook, targets, assumptions, or other forward-looking statements.

Non-GAAP Financial Measures
Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to, nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly filed reports in their entirety and not to rely on any single financial measure.

Adjusted EBIT represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other expenses (e.g., gains/losses on extinguishment and modifications of debt, etc.), net, impairment losses, restructuring expenses, transformation costs, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. Management believes that Adjusted EBIT is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance.

Adjusted EBIT margin represents Adjusted EBIT divided by revenue.

Adjusted EBITDA represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other expenses (e.g., gains/losses on extinguishment and modifications of debt, etc.), net, depreciation, impairment losses, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring expenses, transformation costs, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. Management believes that Adjusted EBITDA is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance.

Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue.

Adjusted EPS represents diluted earnings per share (a GAAP measure), excluding the effects of foreign exchange, impairments, amortization from purchase accounting, discrete tax items, and other significant non-recurring adjustments that are not reflective of on-going operational activities (e.g., gains/losses on sale of business, gains/losses on extinguishment and modifications of debt, etc.). Adjusted EPS is calculated using diluted weighted-average number of shares outstanding, including the impact of any potentially dilutive common stock equivalents that are anti-dilutive to GAAP net income (loss) per share but dilutive to Adjusted EPS. Management believes that Adjusted EPS is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance.

Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash equivalents, including cash and cash equivalents classified as held for sale. Cash and cash equivalents, including cash and cash equivalents held for sale, are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet.

Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months prior to such date. Management believes that net debt leverage is a useful measure to assess Brightstar's financial strength and ability to incur incremental indebtedness when making key investment decisions.

Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing Brightstar’s ability to fund its activities, including debt service and distribution of earnings to shareholders.

Constant currency is a non-GAAP adjustment to certain financial measures that expresses current financial data using the prior-year/period exchange rate (i.e., the exchange rate used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates.

A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.

The Company provides guidance of select information related to its financial and operating performance, and such measures may differ from year to year. The guidance is only an estimate of what the Company believes is realizable as of the date of this release. Actual results may vary from the guidance and the variations may be material. The Company undertakes no intent or obligation to publicly update or revise any of these projections, whether as a result of new information, future events or otherwise, except as required by law.

A reconciliation of the Company's forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measure cannot be provided without unreasonable effort. This is due to the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such a reconciliation to be prepared, for example, the provision for income taxes or net foreign exchange gain/loss, as such items have not yet occurred, are out of the Company's control, or cannot be reasonably predicted.

Contact
Mike DeAngelis, Corporate Communications, +1 (401) 392-1000, mike.deangelis@brightstarlottery.com
Matteo Selva, Italian media inquiries, +39 366 6803635
James Hurley, Investor Relations, +1 (401) 392-7190

Select Performance and KPI data ($ in millions, unless otherwise noted)

				Constant
	Q3'26	Q3'25	Y/Y	Currency
Revenue			Change	Change(1)
Service
Instant ticket & draw wager-based revenue	500	512	(2)%	(2)%
U.S. multi-state jackpot wager-based revenue	25	36	(30)%	(30)%
Upfront license fee amortization	(99)	(53)	NM	NM
Other	121	109	11%	11%
Total service revenue	547	604	(9)%	(9)%

Product sales	60	25	137%	142%
Total revenue	607	629	(4)%	(3)%

Income (loss) from continuing operations	45	95	(53)%
Adjusted EBIT(1)	130	185	(30)%	(29)%
Adjusted EBITDA(1)	289	294	(2)%	(1)%

Same-store sales growth (%) at constant currency (wager-based growth) (2)
Global
Instant ticket & draw games	(1.0%)	3.9%
U.S. multi-state jackpots	(30.6%)	69.2%
Total	(3.9%)	7.9%

U.S.
Instant ticket & draw games	(1.4%)	1.6%
U.S. multi-state jackpots	(30.6%)	69.2%
Total	(5.5%)	7.7%

Italy
Instant ticket & draw games	(1.2%)	6.1%

Rest of world
Instant ticket & draw games	3.3%	14.3%

(1) Non-GAAP measure; see disclaimer on page 4 and reconciliations to the most directly comparable GAAP measure in Appendix for further details
(2) Same-store sales represents the change in wagers recorded in lottery jurisdictions where Brightstar is the operator or facilities management supplier, using the same lottery jurisdictions and perimeter for comparisons between periods

				Constant
	Q3'26	Q3'25	Y/Y	Currency
			Change	Change(1)

Same-store revenue growth (%) at constant currency (Same-store sales inclusive of contract mix) (2)
Global
Instant ticket & draw games	(0.5)%	5.6%
U.S. multi-state jackpots	(29.9)%	73.6%
Total	(2.5)%	8.5%

U.S.
Instant ticket & draw games	0.3%	3.5%
U.S. multi-state jackpots	(29.9)%	73.6%
Total	(4.6)%	10.7%

Italy
Instant ticket & draw games	(1.4)%	5.9%

Rest of world
Instant ticket & draw games	1.8%	14.1%

Revenue (by geography)
U.S. & Canada	301	304	(1)%	(1)%
Italy	208	257	(19)%	(18)%
Rest of world	98	69	42%	43%
Total revenue	607	629	(4)%	(3)%

(1) Non-GAAP measure; see disclaimer on page 4 and reconciliations to the most directly comparable GAAP measure in Appendix for further details
(2) Same-store revenue represents the change in same-store sales net of contract mix

Brightstar Lottery PLC
Condensed Consolidated Statements of Operations
($ and shares in millions, except per share amounts)
Unaudited

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
Service revenue (includes amortization of upfront license fees)	547	604	1,655	1,750
Product sales	60	25	123	93
Total revenue	607	629	1,778	1,843

Cost of services (excluding Depreciation and amortization)	285	276	861	819
Cost of product sales (excluding Depreciation and amortization)	45	31	94	86
General and administrative	49	44	143	164
Research and development	15	11	43	33
Sales and marketing	31	29	97	92
Depreciation and amortization	59	55	170	163
Restructuring	—	—	6	21
Interest expense, net	50	36	143	130
Foreign exchange (gain) loss, net	(1)	1	(17)	132
Other expense, net	4	12	14	23
Income before provision for income taxes	70	134	225	180
Provision for income taxes	25	40	61	137
Income from continuing operations	45	95	164	43
Less: Net income attributable to non-controlling interests from continuing operations	23	38	72	105
Net Income (loss) from continuing operations attributable to Brightstar Lottery PLC	22	57	91	(62)

(Loss) income from discontinued operations, net of tax	—	(16)	—	75
Gain on sale of discontinued operations, net of tax	—	77	—	77
Income from discontinued operations	—	60	—	152
Less: Net income attributable to non-controlling interests from discontinued operations	—	—	—	4
Net income from discontinued operations attributable to Brightstar Lottery PLC	—	60	—	148

Net income	45	155	164	195
Net income attributable to non-controlling interests	23	38	72	109
Net income attributable to Brightstar Lottery PLC	22	117	91	86

Per Share Data
Basic: Net income (loss) from continuing operations attributable to Brightstar Lottery PLC	0.12	0.29	0.49	(0.31)
Diluted: Net income (loss) from continuing operations attributable to Brightstar Lottery PLC	0.12	0.29	0.49	(0.31)

Basic: Net income attributable to Brightstar Lottery PLC	0.12	0.60	0.49	0.43
Diluted: Net income attributable to Brightstar Lottery PLC	0.12	0.60	0.49	0.43

Weighted-average Shares Outstanding
Basic	184	195	185	200
Diluted	185	196	186	200

Brightstar Lottery PLC
Condensed Consolidated Balance Sheets
($ in millions)
Unaudited

	September 30,	December 31,
	2026	2025
Assets
Current assets:
Cash and cash equivalents	538	1,446
Restricted cash and cash equivalents	19	54
Trade and other receivables, net	468	526
Inventories, net	124	116
Other current assets	194	193
Total current assets	1,343	2,336
Systems, equipment and other assets related to contracts, net	763	678
Property, plant and equipment, net	93	90
Operating lease right-of-use assets	88	92
Goodwill	2,691	2,707
Intangible assets, net	132	125
Other non-current assets	2,817	3,130
Total non-current assets	6,582	6,822
Total assets	7,925	9,158

Liabilities and shareholders’ equity

Liabilities
Current liabilities:
Accounts payable	661	766
Current portion of long-term debt	227	118
Payable to ADM	—	1,680
Other current liabilities	540	508
Total current liabilities	1,428	3,072
Long-term debt, less current portion	4,158	4,060
Deferred income taxes	182	208
Operating lease liabilities	68	72
Other non-current liabilities	146	156
Total non-current liabilities	4,555	4,496
Total liabilities	5,983	7,568

Shareholders' Equity
Brightstar Lottery PLC’s shareholders’ equity	809	875
Non-controlling interests	1,133	715
Total shareholders’ equity	1,942	1,590
Total liabilities and shareholders’ equity	7,925	9,158

Brightstar Lottery PLC
Condensed Consolidated Statements of Cash Flows
($ in millions)
Unaudited
	For the three months ended		For the nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
Cash flows from operating activities
Net income	45	155	164	195
Less: Income from discontinued operations, net of tax	—	60	—	152
Adjustments to reconcile net income to net cash provided by (used for) operating activities from continuing operations:
Amortization of upfront license fees	99	53	300	154
Depreciation and amortization	59	55	170	163
Stock-based compensation	7	3	20	15
Foreign exchange (gain) loss, net	(1)	1	(17)	132
Deferred income taxes	(9)	33	(20)	9
Other non-cash items, net	—	8	5	24
Changes in operating assets and liabilities, excluding the effects of dispositions:
Trade and other receivables	(2)	(82)	46	(4)
Inventories	8	2	(8)	(4)
Accounts payable	(14)	82	(48)	44
Accrued interest payable	(37)	(32)	(9)	(25)
Accrued income taxes	(29)	(80)	2	9
Italian Lotto license payment	—	(579)	(1,675)	(579)
Other assets and liabilities	(53)	(2)	(32)	48
Net cash provided by (used for) operating activities from continuing operations	73	(445)	(1,101)	29
Net cash provided by (used in) operating activities from discontinued operations	—	(7)	—	94
Net cash provided by (used for) operating activities	73	(452)	(1,101)	122

Cash flows from investing activities
Capital expenditures	(81)	(65)	(313)	(239)
Other	(2)	—	(4)	—
Net cash (used in) investing activities from continuing operations	(83)	(64)	(316)	(240)
Net cash provided by investing activities from discontinued operations	10	3,953	34	3,868
Net cash (used in) provided by investing activities	(73)	3,889	(282)	3,629

Cash flows from financing activities
Proceeds from long-term debt	574	—	574	1,112
Net receipts from (payments on) financial liabilities	63	(1)	(7)	(82)
Payments of debt issuance costs	(5)	(2)	(17)	(11)
Net (repayments of) proceeds from Revolving Credit Facilities	(131)	(410)	491	(515)
Principal payments on long-term debt	(393)	(1,978)	(743)	(2,186)
Repurchases of common stock	(18)	(251)	(62)	(251)
Net (repayments of) funds payable and amounts due to others	—	6	(33)	(34)
Dividends paid	(42)	(647)	(127)	(728)
Dividends paid - non-controlling interests	—	—	(163)	(163)
Return of capital - non-controlling interests	(66)	(10)	(96)	(57)
Capital increase - non-controlling interests	6	—	656	178
Other	(7)	33	(20)	18
Net cash (used in) provided by financing activities from continuing operations	(19)	(3,262)	453	(2,720)
Net cash (used in) financing activities from discontinued operations	—	—	—	(143)
Net cash (used in) provided by financing activities	(19)	(3,262)	453	(2,863)

Net (decrease) increase in cash and cash equivalents and restricted cash and cash equivalents	(19)	175	(930)	888
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	(3)	(25)	(14)	33
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period	579	1,546	1,500	775
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period of continuing operations	557	1,696	557	1,696

Supplemental disclosures of cash flow information for continuing operations:
Interest paid	87	82	155	171
Income taxes paid	63	87	79	119

Brightstar Lottery PLC
Net Debt
($ in millions)
Unaudited

	September 30,	December 31,
	2026	2025
2.375% Senior Secured Euro Notes due April 2028	179	586
5.250% Senior Secured U.S. dollar Notes due January 2029	748	747
4.250% Senior Secured Euro Notes due March 2030	563	581
4.875% Senior Secured Euro Notes due September 2032	559	—
5.750% Senior Secured U.S. dollar Notes due January 2033	743	742
Senior Secured Notes	2,791	2,657

Euro Term Loan Facilities due January 2027	—	234
Euro Term Loan Facilities due September 2030	904	1,169
Revolving Credit Facility A due March 2031	—	—
Revolving Credit Facility B due March 2031	463	—
Long-term debt, less current portion	4,158	4,060

Euro Term Loan Facilities due January 2027	—	118
Euro Term Loan Facilities due September 2030	227	—
Current portion of long-term debt	227	118

Total debt	4,385	4,178

Less: Cash and cash equivalents	538	1,446
Less: Debt issuance costs, net - Revolving Credit Facility A due March 2031	5	4
Less: Debt issuance costs, net - Revolving Credit Facility B due March 2031	—	4
Net debt	3,842	2,723

Note: Net debt is a non-GAAP financial measure

Brightstar Lottery PLC
Reconciliation of Non-GAAP Financial Measures
(Unaudited, $ in millions)

	For the three months ended September 30,		For the nine months ended September 30,
	2026	2025	2026	2025
Income from continuing operations	45	95	164	43
Provision for income taxes	25	40	61	137
Interest expense, net	50	36	143	130
Foreign exchange (gain) loss, net	(1)	1	(17)	132
Restructuring	—	—	6	21
Stock-based compensation	8	3	22	15
Other expense, net	4	12	14	23
Adjusted EBIT	130	185	391	500
Depreciation	44	45	126	135
Amortization - service revenue (1)	99	53	300	154
Amortization - non-purchase accounting	14	8	40	21
Amortization - purchase accounting	1	2	4	7
Adjusted EBITDA	289	294	861	818

Cash flows from operating activities - continuing operations	73	(445)	(1,101)	29
Capital expenditures	(81)	(65)	(313)	(239)
Free Cash Flow	(8)	(509)	(1,414)	(211)

(1) Includes amortization of upfront license fees

Brightstar Lottery PLC
Reconciliation of Non-GAAP Financial Measures
(Unaudited)

	For the three months ended September 30,								For the nine months ended September 30,
	2026				2025				2026				2025
	Pre-Tax Impact	Tax Impact (1)	Net Impact		Pre-Tax Impact	Tax Impact (1)	Net Impact		Pre-Tax Impact	Tax Impact (1)	Net Impact		Pre-Tax Impact	Tax Impact (1)	Net Impact
Reported EPS from continuing operations attributable to Brightstar Lottery PLC - diluted			0.12				0.29				0.49				(0.31)

Adjustments:
Foreign exchange (gain) loss, net	(0.01)	—	(0.01)		—	—	0.01		(0.09)	0.01	(0.10)		0.66	(0.03)	0.69
Amortization - purchase accounting	0.01	—	—		0.01	—	0.01		0.02	0.01	0.02		0.03	—	0.03
(Gain) loss on the extinguishment of debt	(0.01)	—	(0.01)		0.04	—	0.04		—	—	—		0.04	—	0.04
Discrete tax items	—	—	—		—	—	—		—	0.09	(0.09)		—	—	—
Restructuring and transformation	—	—	—		—	—	—		0.03	0.01	0.02		0.10	0.03	0.08
Other non-recurring adjustments	—	—	—		0.01	—	0.01		0.01	—	—		0.04	0.01	0.03
Net adjustments			(0.02)				0.07				(0.15)				0.86
Adjusted EPS from continuing operations attributable to Brightstar Lottery PLC - diluted			0.10				0.36				0.34				0.55

Reported effective tax rate			36.0%				29.6%				27.2%				76.1%
Adjusted effective tax rate			39.1%				26.7%				37.8%				38.9%
Adjusted EPS weighted average shares outstanding (in millions)			185	(2)			196	(2)			186	(2)			201	(2)

(1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction
(2) Includes the dilutive impact of share-based payment awards